[redacted]

04014387

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

RECEIVED DEC 2 0 2004 SEC MAIL PROCESSING WASH., D.C. 202 SECTION

SEC FILE NUMBER
8- 52663

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IVP SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 PARK AVENUE, 14th FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

OLIVER EBERSTADT, 1-212-308-0940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JAY GOLDBURD, CPA
(Name – *if individual, state last, first, middle name*)

49 WEST 45th St. (Address), NEW YORK (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, OLIVER EBERSTADT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IVP SECURITIES, LLC, as of Dec 10th, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

Eric R. Carlson
Notary Public, State of New York
NO #02CA6003000
Qualified in Nassau County
My Commission Expires 6/22/06

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IVP SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

TABLE OF CONTENTS

GOLDBURD & LOKETCH LLP
CERTIFIED PUBLIC ACCOUNTANTS

JACOB GOLDBURD, CPA
LOUIS LOKETCH, CPA
JOEL KAMMET, CPA
RIVKY RABINOWITZ, CPA

49 West 45th Street, New York, NY 10036
Telephone (212) 302-8970
(212) 869-2316
Facsimile (212) 869-1140

Independent Auditor's Report

To the Members
IVP Securites, LLC

We have audited the accompanying statement of financial condition of IVP Securites, LLC , as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the Unites States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of IVP Securities, LLC, as of December 31, 2003, in conformity with accounting principles, generally accepted in the United States of America.

Goldburd & Loketch LLP

November 16, 2004

IVP SECURITIES, LLC
Statement of Financial Condition
December 31, 2003

Current Assets		
Cash	$	10,774
Total Current Assets		10,774
Total Assets	$	10,774
Current Liabilities		
Accounts Payable		3,102
Total Current Liabilities	$	3,102
Members' Equity		
Members' Equity		7,672
Total Liabilities and Members' Equity	$	10,774

1. PRINCIPAL BUSINESS ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

IVP Securities, LLC was formed June 27, 2001 as a limited liability company under the laws of the State of New York. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (The "NASD"). On or about September 6, 2001, International Venture Partners, LLC requested approval of a change of ownership and control of its securities business to IVP Securities, LLC (''IVP Securities"), a wholly-owned affiliate of IVP, to separate the expenses of IVP's non securities business (such as consulting, advisory services, regional events and conferences) from the securities business. The NASD approved the application on March 21, 2002.

The Company is an introducing broker-dealer and is exempt from the provisions of rule 15c 3-3, as the only activity, as a broker, is for soliciting subscriptions for private placement. As such, the Company does not hold funds or securities for any securities customer.

2. COMMITMENTS:

On January 1, 2003 the Company entered into an expense sharing agreement with International Venture Partners, LLC (the parent company) to share all expenses. On April 1, 2003, this agreement was modified so that the Company was to pay $1,166.66 per month for specific expenses, along with additional expenses that were to be shared. On July 1, 2003, the agreement was modified to share all expenses. On October 1, 2003 the agreement was modified so that the company was to pay $550.00 per month for specific expenses, along with additional expenses that were to be shared.

3. INCOME TAXES:

The Company is a single member limited liability company, owned by International Venture Partners, LLC, therefore, the Company is not liable for federal and state income taxes.

4. NET CAPITAL REQUIREMENTS:

Pursuant to the net capital provisions of rule 15c 3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, of $ 5,000. Net capital and aggregate indebtedness changes from day to day, but as of December 31, 2003 the Company had net capital of $7,672, which exceeded its requirement by $ 2,672.

5. SUBSEQUENT EVENT:

On March 1, 2004, the Company entered into an expense-sharing agreement with Eberstadt & Grutschus, Inc. The Company agrees to pay $1,000 per month for office space, secretarial, phone usage, fax machine and receipt usage. In addition, all other expenses are to be billed on a proportionate basis.

IVP SECURITIES, LLC

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT
ON INTERNAL CONTROL

DECEMBER 31, 2003

GOLDBURD & LOKETCH LLP
CERTIFIED PUBLIC ACCOUNTANTS

JACOB GOLDBURD, CPA
LOUIS LOKETCH, CPA
JOEL KAMMET, CPA
RIVKY RABINOWITZ, CPA

49 West 45th Street, New York, NY 10036
Telephone (212) 302-8970
(212) 869-2316
Facsimile (212) 869-1140

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Members
IVP Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedule of IVP Securities, LLC (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and not capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or deposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purpose. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of IVP Securities, LLC to achieve all the divisions of duties and cross-checks generally included in a system if internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldburd & Loketch LLP

November 16, 2004

GOLDBURD & LOKETCH LLP
CERTIFIED PUBLIC ACCOUNTANTS